SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

July 9, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period May 3, 2013 to July 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	July 9, 2013

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 22AWC

Attached is a copy of a presentation prepared for the Bank of America Merrill Lynch Global Metals, Mining & Steel Conference held on 14-16 May 2013.

/s/ Stephen Foster

Stephen Foster Company Secretary

15 May 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited

2013 Global Metals, Mining

& Steel Conference Barcelona – May 2013

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s

Form 20-F for the year ended 31 December 2012.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

AWAC: global leader in bauxite and alumina

AWAC is premier owner & operator of tier 1 bauxite mines and alumina refineries

San Ciprian

Guinea

Ma’aden 1

Kwinana Huntly Pinjarra Willowdale Wagerup

Alumina Limited is a unique pure investment in AWAC 2

1	Greenfield project that will begin production in the fourth quarter of 2014
2	AWAC is a joint venture between Alumina Limited (40%) and Alcoa Inc (60%)

Part 1:

Demand for alumina

pp

Total demand for metallurgical alumina

Emerging markets & light weighting of automobiles & airplanes driving long-term demand growth

China Europe 140 N. America M.East Asia (Ex. China & M. East) Australasia S. America Africa

120 ¡?Growth is equivalent to approx (m) 6m tonnes per annum 100 ¡?Estimated 5.7% CAGR

Tonnes ? China represents 8.0% CAGR

? Developed markets represent 80 consistent demand

Alumina¡?Growth is equivalent to 60-90m 60 tonnes of bauxite by 2017 1

Metallurgical 40

0

2012 2013 2014 2015 2016 2017

Chart: CRU, April 2013 5

1 Based on 2-3 tonnes of bauxite per tonne of alumina

Third party demand for alumina

~40% of alumina in third party market

Global third party alumina demand AWAC total 2012 shipments: 15.6m tonnes

60,000

50,000

43%

40,000

‘000 Supplied to

Supplied to

30,000 Alcoa third party Tonnes smelters smelters

20,000 57% 10,000

2012 2013 2014 2015 2016 2017

China Rest of the world

¡?Estimated 7.5% CAGR ¡?Third party customers include those in

? China represents 9.9% CAGR China & Middle East

? RoW represents 4.1% CAGR

AWAC is a significant supplier of alumina to third party customers

Global Third Party Alumina Demand Chart: CRU, April 2013 6

Part 2:

Supply of alumina

AWAC refinery capacity

Currently operating at approx 90% of nameplate capacity 1

AWAC share of Percentage of nameplate AWAC total Country Refinery Ownership capacity nameplate (MTPY) capacity Kwinana 2.2 Australia Pinjarra AWAC 100% 4.2 52%

Wagerup 2.6 ¡?World’s largest alumina

AWAC (39%) producer Rio Tinto Alcan Inc (10%) Brazil Alumar 1.4 8% ¡?Low cash cost Aluminio (15%) BHP Billiton (36%) producer

AWAC (55%) ¡?Refineries in Australia,

Jamaica Jamalco Alumina Production Ltd 0.8 5% Brazil, Jamaica & (Government of Jamaica) (45%)

Suriname

are

San integrated with mines

Spain AWAC 100% 1.5 9%

Ciprian Suriname Suralco AWAC 100% 2.2 13%

Point

US AWAC 100% 2.3 13% Comfort

Total 17.2 100%

Additional approx 450,000 tonnes once Ma’aden is completed

1 Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible 8 production. Excludes additional creep opportunities.

Considerations for long-term supply

Re-starts & expansion dependent upon many challenging considerations

¡?Current negative cash Global refinery cash cost curve, Q4 2012 contribution for many refineries & utilisation rates ¡?New capacity already in the pipeline & long term demand ¡?Cost of construction & long term price to justify investment ¡?Differences between LME

& spot base pricing of third party sales ¡?Long term access to low cost bauxite, availability of Platts alumina index price 1, 2 energy & infrastructure Linked rate of 14% of 3-month LME Al 1 requirements % capacity ¡?Lead times to construct & ramp up production

Chart: HARBOR Intelligence, December 2012

1 As at 30 April 2013. Historical LME-linked long-term supply contracts can be at lower linkage rates. 9

2 Equivalent to approx 17.5% of 3-month LME based on 30 April 2013 prices

Announced capacity expansions

ALUMINA LIMITED

Expect ex-China growth in demand of approx 2m tonnes per annum

Region	Country	Company	Refinery	2012	2013F	2014F	2015F	2016F	Type	Comments
Asia ex China	Saudi Arabia	AWAC-Ma'aden	Ras Al Khair			1,500	300		Greenfield	Commissioning on track
	India	Hindalco	Utkal-Salampur, Orissa		1,500				Greenfield	Commissioning in progress
		Anrak	Anrak Alumina		1,500				Greenfield	Initially expected to be operational by February 2012. Commissioning expected for 2H 2013. It will only produce at half of capacity
		Vedanta	Lanjigarh			635	1,400		Brownfield	The expansion is on hold due to inability to secure long term bauxite supply. The refinery's output was fully curtailed last year and it remains idle
		Hindalco-Adiliya	Orissa				1,500		Greenfield	
		Nalco	Damanjodi					1,000	Brownfield	Approval for mining lease received from Govt of Odisha. DPR under preparation
	Vietnam	Vinacomin	Lam Dong		600				Greenfield	Production started this year, after various delays. Producing at 50% of capacity amid insufficient transportation infrastructure
		Vinacomin	Nhan Co			650			Greenfield	Likely to experience delays.
	Indonesia	PT Antam	Mempawah, West Kalimantan					1,200	Greenfield	The project is on feasibility study. Estimated to start commercial operation in 2016. Possible delays.
		Bosai Group						2,000	Greenfield	
Latin America	Brazil	Hydro Aluminium	CAP					1,860	Greenfield	The project has been shelved by the company amid "market conditions". Commissioning year high likely to be beyond 2016
Oceania	Australia	Rio Tinto BHP	Yarwun Worsley	2,000 1,100					Brownfield Brownfield	Will be fully ramped up this year Will be fully ramped up this year

New ex-China capacity subject to long lead times & delays

Table: HARBOR Aluminum, April 2013. Numbers are thousands of tonnes.

10

Long-term capacity requirements

Supply shortfall is possible in the medium term

320 1

CAPACITY REQUIREMENTS

240

ANNOUNCED PROJECTS

160 PRODUCTION FORECAST

CAPACITY CREEP

EXISTING C

APACITY

80

0

1985 1990 1995 2000 2005 2010 2015 2020 2025 2030

Announced projects subject to delays/cancellations

Chart: HARBOR Aluminum, April 2013 11

1 Level of capacity required to meet expected demand, including assumed unutilised portion

Part 3: Bauxite

AWAC mines

AWAC is well positioned with long-life mines

¡?AWAC

mined approximately 44m tonnes of bauxit

e in 2012 ¡?Nearly all AWAC mines are in

tegrated with its refineries

¡?China is

world’s largest consumer of bauxite but

is experiencing declining quality of its

resource ¡?Bauxite is globally plentifu

l, but development is becoming slower/ha

rder

? Government approvals

? Capital costs &

available infrastructure

? Nationalistic poli

cies & taxes

Global demand & value of bauxite has been increasing

Full details, notes and qualifications in Alumina Limited’s 2012 20-F 13

Bauxite imported into China

National interests can disrupt supply and increase costs

¡?Indonesia

’s raw minerals export ban scheduled to

start in January 2014 ¡?China seeking to

diversify China supply CIF¡?Rising price of

bauxite /t reflects supply:demand

$

Price, balance, freight & new taxes Bauxite¡?Recent Indonesian price also reflecting lower grades ¡?Delivered costs affected by shipment sizes & current low levels of freight cost

Alternative to Indonesia sought, but limited by infrastructure, distance & lead time for investment

Chart: CM Group, China customs, April 2013. Size of bubbles represent relative volumes, dotted lines represent average price. 14

Cost of bauxite within China

Prices rising in key regions as quality of resource diminishes

VAT 350 exc Bx Rmb/t 300

(FOT), 250 ¡?Ore quality is diminishing ¡?Domestic bauxite becoming more expensive to produce Province 200 ¡?Supply is constrained by Prices 150

Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Bauxite Shanxi Henan Guangxi Guizhou Chongqing

Higher cost of processing bauxite should drive further bauxite or alumina imports

Chart: CM Group, April 2013 15

Long-term bauxite imports into China

Continued growth expected with Shandong remaining major importer

Major alumina producing regions

Inner

Mongolia Xinjiang

Shanxi Shandong Henan

Chongqing

Guizhou

Yunnan

Guangx i

New import entrants will be driven by under-utilised local bauxite allocation & quality issues & logistics

Chart: CM Group, April 2013 16

Part 4:

Cash cost of alumina production

Metallurgical refining cash cost curve

Large proportion of costs represented by energy and bauxite

Global Refinery Cash Cost Curve, Q4 2012 Global Industry Cash Cost Average

Ex

cludes applicable VAT of 17% that Chinese alumina refiners pay on raw materials, energy and services

Other

abour & 4.8%

Admin

9.4% Bauxite

28.7%

Raw

Materials 20.3%

Ener

gy

1, 2 36.8%

Platts alumina index price

Linked rate of 14% of 3-month LME Al 1

% capacity

AWAC is a low cash cost producer of alumina

Chart: HARBOR Intelligence, December 2012

1 As at 30 April 2013. Historical LME-linked long-term supply contracts can be at lower linkage rates. Pie Chart: Harbor Q1 2013 18

2 Equivalent to approx 17.5% of 3-month LME based on 30 April 2013 prices

AWAC cash cost reduction initiatives

ALUMINA LIMITED

Largely integrated with long-life bauxite mines & with initiatives targeting first quartile by 2015

Optimise Portfolio 2-3pp

- 390kt curtailments at Atlantic refineries announced 2012
- Creep at lower cost Australian refineries

Ma'aden Refinery 2pp

- Refinery on budget and on time

Cost Reductions 1-2pp

- $190m productivity gains in FY12 [1]
- $390m productivity gains since FY10 [1]

Lower Cost Energy 1pp

- San Ciprian: Target $25/mt savings
- Jamaica: Target $50/mt savings

Source: Alcoa Investor Day slide pack, 7 November 2012
[1] Approximations based on Alcoa Inc's alumina segment (Source: Alcoa Inc 4Q 2012 slide pack)

19

Part 5:

Pricing of alumina

Pricing of metallurgical alumina

Spot based pricing better reflects alumina fundamentals

120 110 100

90

1-Jan-12 1-Apr-12 1-Jul-12 1-Oct-12 1-Jan-13 30-Mar-13

Spot alumina 3 month LME Aluminium

Sources: Alumina: Platts alumina (FOB Australia) . LME Aluminium: Thomson Reuters. 21

Australia alumina prices

ALUMINA LIMITED

Alumina spot price reflects fundamentals


Jan-June 2012
▪ Chinese imports spike
▪ China bauxite shortages, cuts alumina
▪ High Chinese alumina prices make Aust attractive
▪ (Apr-Aug) – Caustic soda price spike
▪ (Jan-Mar) – LME Al jumps $300/t
June-July 2012
▪ Atlantic surplus (smelter curtailments)
▪ Atlantic discounted by $10/t to Australia
▪ Brent crude falls $31/bbl (May-June)
▪ LME Al drops nearly $500/t (March-June)
Aug-Dec 2012
▪ Atlantic surplus evaporates
▪ India, Guinea, Jamaica cut alumina output
▪ Chinese buyers absorb Atlantic longs
▪ Brent crude regains $28/bbl June-August
Sep 2012-Feb 2013
▪ Caustic soda weakens
Jan-Feb 2013
▪ Queensland (floods) shortages
▪ Gove closure concerns
Mar-Apr 2013
▪ Australia normalizes, supply worries ease
▪ Low Chinese prices (importers resell contracted cargoes)
▪ LME Al pressured by macroeconomic woes
Platts FOB Australia $/tonne
360
340
320
300
1-Jan-12
1-Feb-12
1-Mar-12
1-Apr-12
1-May-12
1-Jun-12
1-JuL-12
1-Aug-12
1-Sep-12
1-Oct-12
1-Nov-12
1-Dec-12
1-Jan-12
1-Feb-12
1-Mar-12
1-Apr-12

Source for chart and commentary: Platts April 2013

22

CMAAX (China ex-works) alumina prices

Different alumina fundamentals affect Chinese prices

Jan-12 Feb-12 Mar-12 Apr-12 May-12 Jun-12 Jul-12 Aug-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12 Jan-13 Feb-13 Mar-13

Source for chart and commentary: CM Group, CMAAX, April 2013 23

China refinery cash cost curve

Shandong is global marginal producer & with 20m tonnes of capacity

¡?Shandong dependent on imported bauxite

¡?Central provinces facing bauxite qual

ity issues & could begin to import in ne

ar future

Others Energy Caustic Bauxite

Bauxite cost of processing is also increasing in other provinces

Chart: Alumina cash cost excluding VAT, CM Group, April 2013 24

China imports of alumina

Quantity of imports reflects pricing arbitrage with RoW

$160 2,000

¡?Ch

ina and RoW acting as two distinct alumi

na

$120

markets interacting 1,500 through imp

orts into

$80

China

/tonne $40 ¡?Uncertainty over future 1,000 tonnes bauxite supply also US$ $0 ‘000 affected alumina imports

-$40 500

-$80

-$120 0 Jan-11 Apr-11 Aug-11 Dec-11 Apr-12 Jul-12 Nov-12 Mar-13

Total alumina imports Import Premium Import Inducement Premium

Expect China to set alumina clearing price

Chart: CM Group (CMAAX vs Aust FOB adjusted), April 2013. 25

AWAC’s metallurgical alumina pricing

AWAC’s transition towards spot based pricing continues

~15%

¡?Spot/index pricing reflects physical supply and

35% 52%

demand dynamics and other alumina fundamentals ¡?Spot prices are above legacy LME-linked contracts ¡?New contracts to be on a spot/index pricing basis

100%

~85% 65% 48%

Portion of AWAC shipments on spot or index pricing basis Portion of AWAC shipments on LME/other pricing basis

FY11 FY12 FY13F

26

Alumina Limited

2013 Global Metals, Mining

& Steel Conference Barcelona – May 2013

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 23AWC

Alcoa Second Quarter Earnings Results

We note Alcoa Inc’s (“Alcoa”) quarterly earnings release and attach it for reference. Relevant market data to assist readers in understanding the market, operational and commercial matters of Alcoa World Alumina & Chemicals (“AWAC”) is attached.

Alumina Limited CEO, John Bevan, commented, “It’s been a tough quarter for aluminium prices but spot alumina prices remained relatively stable. Improvements in productivity and costs have seen margins remain reasonably steady for alumina.

“The recent decline in the Australian dollar and Brazilian Real is a positive development and, if sustained, will deliver financial benefits through lower production costs”.

AWAC’s production of alumina for the second quarter was 4.0 million tonnes.

Alumina Limited received distributions of US$4 million from AWAC during the quarter. On 1 July, Alumina Limited also received a fully franked dividend of US$25 million. The total of dividends and distributions received by Alumina Limited during 2013 is
US$54 million.

Alba Update

The Alcoa release provides further information about settlement negotiations between Alcoa and the US Department of Justice and US Securities and Exchange Commission in relation to their investigations of the Alba matter. Alcoa has made provision in its accounts for a charge of $US103 million to settle the matter with the US Department of Justice and has recorded this amount in AWA LLC, an AWAC entity. Alcoa also noted an additional possible charge of up to approximately US$200 million to settle this matter with the US Department of Justice.

Based on an agreement between Alcoa and Alumina Limited, in the event that settlements are reached, the charge would be reallocated such that 62.5% of the cash costs will be borne by Alcoa and 37.5% by AWAC.

Therefore, if settled for US$103 million, the current provision recorded in the AWAC entity for the US Department of Justice settlement would be reduced to approximately US$39 million, resulting in Alumina Limited’s exposure reducing by US$25 million to approximately
US$15 million. In addition, legal fees and costs incurred in relation to the government investigation would also be reallocated in the same proportions.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alcoa noted that it has also exchanged settlement offers with the US Securities and Exchange Commission. However, Alcoa has stated that the US Securities and Exchange Commission staff has rejected Alcoa’s most recent offer of US$60 million and no charge has been recorded.

In addition, based on the agreement between Alcoa and Alumina Limited, Alcoa estimates an additional reasonably possible after-tax charge of between US$25 million to US$30 million to reallocate a portion of the costs (including legal fees) of the Alba civil settlement from AWAC back to Alcoa. This would have the effect of reducing Alumina Limited’s exposure to the civil matter and legal costs.

In the event that regulatory settlement is not reached, the appropriateness of the allocations to AWA LLC would remain the subject of discussions between Alcoa and Alumina.

For background to this litigation, please see Alumina Limited’s Full Year Results available on our website.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

Shareholder Enquiries

For investor enquiries:	For media enquiries:

John Bevan	Nerida Mossop
Chief Executive Officer	Hinton and Associates
Phone: +61 3 8699 2601	Phone: +61 3 9600 1979
john.bevan@aluminalimited.com	Mobile: +61 437 361 433

/s/ Stephen Foster

Stephen Foster Company Secretary

9 July 2013

Alcoa Reports Strong Operational Performance Offset by Special Items; Including Special ltems, Net Loss of $0.11 Per Share; Excluding Special ltems, Net Income of $0.07 Per Share

Solid Revenue of $5.8 Billion

Positive Free Cash Flow

Productivity Gains Help Offset Lower Aluminum Prices

Record Profitability in Engineered Products and Solutions

Special Items of $195 Million

2013 Forecast of 7 Percent Global Aluminum Demand Growth Reaffirmed

2Q 2013 Highlights

•	Net loss of 9119 million, or $0.11 per share; excluding special items, net income of $76 million, or $0.07 per share

•	Solid revenue of $5.8 billion

•	Cash from operations of $514 million; positive free cash flow of $228 million

•	Cash on hand of $1.2 billion

•	Sequential $566 million debt reduction

•	Debt-to-capital ratio 34.5 percent; net debt-to-capital ratio 31.1 percent

•	New second quarter low days working capital, 6 day improvement over prior year, equal to approximately $400 million in cash

•	$539 million in productivity gains across all business segments year-to-date

•	Record after-tax operating income of $193 million in Engineered Products and Solutions, up 23 percent year-over-year

•	Global end-market growth remains robust

NEW YORK—(BUSINESS WIRE)—Alcoa (NYSE:AA) today reported strong operational performance in second quarter 2013 offset by special items primarily for restructuring and a legacy legal matter. As a result, Alcoa reported a net loss of $119 million, or $0.11 per share, in second quarter 2013, which includes $195 million of special items.

Excluding the impact of special ¡tems, net income was $76 million, or $0.07 per share, driven by productivity gains across all business segments and record performance in Engineered Products and Solutions. In the first half of 2013, Alcoa’s value-add businesses accounted for 57 percent of total revenues and 80 percent of segment after-tax operating income.

The Company reported solid second quarter 2013 revenue of $5.8 billion, positive free cash flow, and lower debt as strong end-market demand mitigated an 8 percent sequential decline in London Metal Exchange (LME) cash price.

“Our businesses showed remarkable operating performance in the quarter with solid free cash flow,” said Klaus Kleinfeld, Alcoa Chairman and CEO. “In our value-add businesses we reached another milestone with record profitability in our downstream business while acting decisively to defy the headwinds of falling metal prices in our upstream businesses. We improved our competitive position by actively restructuring, curtailing, and closing facilities and made progress addressing legacy legal issues.”

Second quarter 2013 net loss of $119 million, or $0.11 per share, compares to net income of $149 million, or 90.13 per share, in first quarter 2013, and a net loss of $2 million, or $0.00 per share, in second quarter 2012.

Excluding special items, second quarter 2013 net income of $76 million, or $0.07 per share, compares to $121 million, or
$0.11 per share, in first quarter 2013 and $61 million, or $0.06 per share, in second quarter 2012. The $45 million sequential decline was largely due to lower LME prices. Lower prices were partially offset by higher volumes, particularly in the midstream business, productivity savings, and the favorable impact of foreign exchange rates.

In second quarter 2013, Alcoa’s net loss included $42 million in charges for the closing of the two Soderberg potlines at its Baie-Comeau smelter in Québec, which is part of the 460,000 metric tons of smelting capacity Alcoa has said is under review. The remaining previously announced charges associated with the closure will be recognized in future periods. In addition to the smelting capacity review, Alcoa also announced its intention to permanently close its Fusina smelter in ltaly and recorded a $34 million charge. A $37 million charge was taken for restructuring across all business segments, including asset retirements of previously idled structures. Alcoa also recorded a charge of $62 million in connection with settlement negotiations related to the government investigation of the Alba matter (see “Alba Update” below).

Continued Growth Across End Markets

Alcoa continues to project 7 percent global aluminum demand growth in 2013 and essentially balanced alumina and aluminum markets.

Alcoa projects global growth this year across the aerospace (9-10 percent), automotive (1-4 percent), commercial transportation
(3-8 percent), packaging (1-2 percent), building and construction (4-5 percent), and industrial gas turbine (3-5 percent) end markets.

Strong Execution Against Strategic Goals

Alcoa made investments to capitalize on value-added growth opportunities and took definitive actions in second quarter 2013 to improve its position on the aluminum cost curve.

As previously announced, to serve growing demand for the Company’s third generation aluminum-lithium alloys, Alcoa completed the expansion of aluminum-lithium capacity at its Kitts Green facility in the United Kingdom and also expanded capacity by
30 percent at the Alcoa Technical Center outside Pittsburgh. Construction is progressing on the $90 million greenfield state-of-the-art aluminum-lithium alloy casting facility in Lafayette, Indiana. It is scheduled to be completed and online by the end of 2014. Alcoa projects its aluminum-lithium revenues will quadruple over the next six years to nearly $200 million.

Alcoa announced a $275 million North American investment over the next three years to expand and convert capacity at its Alcoa, TN rolling mill to support the growing demand for aluminum sheet for automotive production. Alcoa previously announced a
$300 million expansion of its Davenport, Iowa plant which is set to be completed by the end of this year.

The Company announced the review of 460,000 metric tons of smelting capacity for possible curtailment due to low metal prices and to maintain cost competitiveness, The review equates to 11 percent of Alcoa’s global smelting capacity. As part of that review, Alcoa announced it would permanently close the two Soderberg potlines at its Baie-Comeau smelter in Québec by the end of third quarter 2013. The two lines are among Alcoa’s highest-cost smelting capacity and represent 105,000 metric tons of capacity per year. In addition to the review, Alcoa announced its intent to permanently close its Fusina smelter in Italy, representing 44,000 metric tons of smelting capacity, These two closures will reduce the Company’s global smelting capacity to approximately 4,1 million metric tons with 13 percent, or 523,000 metric tons, of smelting capacity idled.

Strong Execution Against 2013 Financial Targets

Alcoa remains committed to being free cash flow positive in 2013, In second quarter 2013, the Company generated $228 million in free cash flow by successfully executing against its annual financial and operational targets to maximize profitability and generate cash, Days working capital, which ultimately equates to cash, was a second quarter record low of 27 days, 6 days lower than second quarter 2012. This milestone was the 15th successive year-over-year improvement and equates to approximately $400 million in cash.

In the first half of 2013, Alcoa achieved $539 million in productivity savings across all business segments against a $750 million annual target; managed growth capital expenditures of $203 million against a $550 million annual plan and controlled sustaining capital expenditures of $318 million against a $1.0 billion annual plan. Progress and expenditures on the Saudi Arabia joint venture project were on track with $75 million year-to-date invested against a $350 million annual plan; and Alcoa’s debt-to-capital ratio stood at 34.5 percent, 20 basis points lower than first quarter 2013 and 160 basis points lower than second quarter 2012. Net debt-to-capital stood at 31.1 percent.

Alcoa ended the quarter with cash on hand of $1.2 billion and reduced debt by $566 million from first quarter 2013.

Segment Performance

Engineered Products and Solutions

After-tax operating income (ATOI) in the second quarter was $193 million, up from $173 million in first quarter 2013, a 12 percent improvement, and up 23 percent from $157 million in the second quarter of 2012. Sequentially, favorable productivity and higher volumes across all market segments drove the improvement. Innovation continues to drive share gains across all markets. This segment reported a record quarterly adjusted EBITDA margin of 22.2 percent, compared to 20.9 percent and 19,2 percent, respectively, for first quarter 2013 and the same quarter last year.

Global Rolled Products

ATOI in the second quarter was $79 million compared to $81 million in first quarter 2013 and $78 million in second quarter 2012. Sequentially, lower metal prices were largely offset by strong demand from the aerospace, automotive, and packaging businesses. Adjusted EBITDA per metric ton decreased to $322 from $385 in first quarter 2013. This segment reported its best second quarter ever in days working capital, which improved by 7 days compared with second quarter 2012.

Alumina

ATOI in the second quarter was $64 million up from $58 million in first quarter 2013, and up from $23 million in second quarter 2012. Sequentially, the increase was driven by relatively higher Alumina Price Index-based pricing, a favorable impact from foreign exchange rates, and strong productivity savings, partially offset by lower LME prices. Strong performance across the business also offset increased costs in mining due to the Myara crusher move in Australia and an increase in bauxite costs in Suriname. Adjusted EBITDA per metric ton was $47 up from $44 in first quarter 2013 and up from $31 in second quarter 2012. This segment reported its best ever days working capital in second quarter 2013. It improved by 12 days compared with second quarter 2012.

Primary Metals

ATOI in the second quarter was a negative $32 million compared to positive ATOI of $39 million in first quarter 2013 and negative ATOI of $3 million in second quarter 2012. The sequential decline was driven by lower LME prices and higher costs, including the previously announced maintenance costs tied to power plant outages in Australia and the U.S., partially offset by favorable mix, productivity gains, and a favorable impact from foreign exchange rates. Third-party realized price in the second quarter was $2,237 per metric ton, down 7 percent sequentially and 4 percent lower than second quarter 2012. Adjusted EBITDA per metric ton decreased to $88 from $205 in first quarter 2013.

Alba Update

As previously disclosed, over five years ago, the Department of Justice (“DOJ”) and the Securities and Exchange Commission (“SEC”) commenced investigations of alleged corrupt payments in connection with contracts for the sale of alumina to Alba. In the past year Alcoa has been seeking settlements of both investigations. During the second quarter of 2013, Alcoa proposed to settle the DOJ matter by offering a cash payment of $103 million and has recorded a charge of $103 million ($62 million after non-controlling interest). There is currently the potential of an additional possible charge of up to approximately 9200 million to settle the DOJ matter. Settlement negotiations are continuing. Based on negotiations to date, Alcoa expects any such settlement will be paid over several years, Alcoa has also exchanged settlement offers with the SEC, However, the SEC staff has rejected Alcoa’s most recent offer of 960 million and no charge has been recorded. Alcoa expects that any resolution through settlement with the SEC would be material to results of operations for the relevant fiscal period.

Although Alcoa seeks to resolve the Alba matter with the DOJ and the SEC through settlements, there can be no assurance that settlements will be reached, If settlements cannot be reached, Alcoa will proceed to trial. Under those circumstances, the final outcome cannot be predicted and there can be no assurance that it would not have a material adverse effect on Alcoa. If settlements with both the DOJ and the SEC are reached, based on an agreement between Alcoa and Alumina Limited, Alcoa’s $62 million after non-controlling interest share of the second quarter $103 million charge recorded with respect to the DOJ matter would be approximately $25 million higher’

Alcoa will hold its quarterly conference call at 5:OO PM Eastern Time on July 8, 2013 to Present quarterly results. The meeting will be webcast via alcoa.com. Call information and related details are available at www.alcoa.com under “Invest.”

About Alcoa

Alcoa is the world’s leading producer of primary and fabricated aluminum, as well as the world’s largest miner of bauxite and refiner of alumina, In addition to inventing the modern-day aluminum industry, Alcoa innovation has been behind major milestones in the aerospace, automotive, packaging, building and construction, commercial transportation, consumer electronics, and industrial markets over the past 125 years. Among the solutions Alcoa markets are flat-rolled products, hard alloy extrusions, and forgings, as well as Alcoa® wheels, fastening systems, precision and investment castings, and building systems in addition to its expertise in other light metals such as titanium and nickel-based super alloys. Sustainability is an integral part of Alcoa’s operating practices and the product design and engineering it provides to customers. Alcoa has been a member of the Dow Jones Sustainability Index for 11 consecutive years and approximately 75 percent of all of the aluminum ever produced since 1888 is still in active use today. Alcoa employs approximately 61,000 people in 30 countries across the world. For more information, visit www.alcoa.com, follow @Alcoa on Twitter at www.twitter.com/Alcoa and follow Alcoa on Facebook at www.facebook.com/Alcoa.

Forward-Looking Statements

This release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “outlook,” “plans,” “projects “ “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for aluminum in automotive, aerospace, and other applications, trend projections, targeted financial results or operating performance, and statements about Alcoa’s strategies, outlook, and business and financial prospects. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including aerospace/ automotive, commercial transportation, building and construction, distribution, packaging, defense, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs, including electricity, natural gas, and fuel oil, or the unavailability or interruption of energy supplies; (f) increases in the costs of other raw materials, including calcined petroleum coke, caustic soda, and liquid pitch; (g) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves and increasing revenues in its Global Rolled Products and Engineered Products and Solutions segments) anticipated from its restructuring programs, productivity improvement, cash sustainability, and other initiatives; (h) Alcoa’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from sales of non-core assets, or from newly constructed, expanded, or acquired facilities, including facilities supplying aluminum-lithium capacity, or from international joint ventures, including the joint venture in Saudi Arabia; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, or other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government investigations, and environmental remediation; (k) the business or financial condition of key customers, suppliers, and business partners; (l) adverse changes in tax rates or benefits; (m) adverse changes in discount rates or investment returns on pension assets; (n) the impact of cyber attacks and potential information technology or data security breaches; and (o) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2012, and other repods filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Non-GAAP Financial Measures

Some of the information included in this release is derived from Alcoa’s consolidated financial information but is not presented in Alcoa’s financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under SEC rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. Reconciliations to the most directly comparable GAAP financial measures and management’s rationale for the use of the non-GAAP financial measures can be found in the schedules to this release and on our website at www.alcoa.com under the “Invest” section.

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited)

(in millions, except per-share, share, and metric ton amounts)

	Quarter ended
	June 30, 2012	March 31, 2013	June 30, 2013
Sales	$5,963	$5,833	$5,849

Cost of goods sold (exclusive of expenses below)	5,154	4,847	4,933
Selling, general administrative, and other expenses	245	251	254
Research and development expenses	47	45	46
Provision for depreciation, depletion, and amortization	363	361	362
Restructuring and other charges	15	7	244
Interest expense	123	115	118
Other expenses (income), net	22	(27)	19

Total costs and expenses	5,969	5,599	5,976

(Loss) income before income taxes	(6)	234	(127)
Provision for income taxes	13	64	21

Net (loss) income	(19)	170	(148)

Less: Net (loss) income attributable to noncontrolling interests	(17)	21	(29)

NET (LOSS) INCOME ATTRIBUTABLE TO ALCOA	$(2)	$149	$(119)

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON
SHAREHOLDERS:
Basic:
Net (loss) income	$—	$0.14	$(0.11)
Average number of shares	1,066,763,022	1,068,814,403	1,069,480,834

Diluted
Net (loss) income	$—	$0.13	$(0.11)
Average number of shares	1,066,763,022	1,168,961,421	1,069,480,834

Shipments of aluminum products (metric tons)	1,305,000	1,224,000	1,268,000

Alcoa and subsidiaries

Statement of Consolidated Operations (unaudited), continued

(in millions, except per-share, share, and metric ton amounts)

	Six months ended June 30,
	2012	2013
Sales	$11,969	$11,682

Cost of goods sold (exclusive of expenses below)	10,252	9,780
Selling, general administrative, and other expenses	486	505
Research and development expenses	90	91
Provision for depreciation, depletion, and amortization	732	723
Restructuring and other charges	25	251
Interest expense	246	233
Other expenses (income), net	6	(8)

Total costs and expenses	11,837	11,575

Income before income taxes	132	107
Provision for income taxes	52	85

Net income	80	22

Less: Net loss attributable to noncontrolling interests	(12)	(8)

NET INCOME ATTRIBUTABLE TO ALCOA	$92	$30

EARNINGS PER SHARE ATTRIBUTABLE TO ALCOA COMMON SHAREHOLDERS:
Basic:
Net income	$0.09	$0.03
Average number of shares	1,066,242,896	1,069,114,769

Diluted:
Net income	$0.08	$0.03
Average number of shares	1,075,454,724	1,079,365,837

Common stock outstanding at the end of the period	1,066,881,927	1,069,530,324

Shipments of aluminum products (metric tons)	2,600,000	2,492,000

Alcoa and subsidiaries

Consolidated Balance Sheet (unaudited)

(in millions)

	December 31,	June 30,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$1,861	$1,202
Receivables from customers, less allowances of $39 in 2012 and $22 in 20l3	1,399	1,354
Other receivables	340	677
Inventories	2,825	2,905
Prepaid expenses and other current assets	1,275	1,099

Total current assets	7,700	7,237

Properties, plants, and equipment	38,137	37,261
Less: accumulated depreciation, depletion, and amortization	19,190	19,150

Properties, plants, and equipment, net	18,947	18,111

Goodwill	5,170	5,113
Investments	1,860	1,848
Deferred income taxes	3,790	3,689

Other noncurrent assets	2,712	2,553

Total assets	$40,179	$38,551

LIABILITIES
Current liabilities:
Short-term borrowings	$53	$55
Accounts payable, trade	2,702	2,920
Accrued compensation and retirement costs	1,058	949
Taxes, including income taxes	366	414
Other current liabilities	1,298	1,205
Long-term debt due within one year	465	604

Total current liabilities	5,942	6,147

Long-term debt, less amount due within one year	8,311	7,700
Accrued pension benefits	3,722	3,558
Accrued other postretirement benefits	2,603	2,541
Other noncurrent liabilities and deferred credits	3,078	2,747

Total liabilities	23,656	22,693

EQUITY
Alcoa shareholders’ equity:
Preferred stock	55	55
Common stock	1,178	1,178
Additional capital	7,560	7,524
Retained earnings	11,689	11,653
Treasury stock, at cost	(3,881)	(3,812)
Accumulated other comprehensive loss	(3,402)	(3,783)

Total Alcoa shareholders’ equity	13,199	12,815

Noncontrolling interests	3,324	3,043

Total equity	16,523	15,858

Total liabilities and equity	$40,179	$38,551

Alcoa and subsidiaries

Statement of Consolidated Cash Flows (unaudited)

(in millions)

	Six months
	ended
	June 30,
	2012	2013
CASH FROM OPERATIONS
Net income	$80	$22
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion, and amortization	733	724
Deferred income taxes	(103)	(58)
Equity (income) loss, net of dividends	(9)	23
Restructuring and other charges	25	251
Net loss (gain) from investing activities – asset sales	1	(6)
Stock-based compensation	39	46
Excess tax benefits from stock-based payment arrangements	(1)	—
Other	83	27
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency translation adjustments:
(Increase) in receivables	(215)	(375)
(Increase) in inventories	(188)	(175)
(Increase) decrease in prepaid expenses and other current assets	(16)	37
(Decrease) increase in accounts payable, trade	(33)	299
(Decrease) in accrued expenses	(70)	(353)
Increase in taxes, including income taxes	20	40
Pension contributions	(352)	(181)

Decrease (increase) in noncurrent assets	74	(48)
Increase in noncurrent liabilities	237	171
(Increase) in net assets held for sale	(2)	—

CASH PROVIDED FROM CONTINUING OPERATIONS	303	444
CASH USED FOR DISCONTINUED OPERATIONS	(2)	—

CASH PROVIDED FROM OPERATIONS	301	444

FINANCING ACTIVITIES
Net change in shoft-term borrowings (original maturities of three months or less)	44	4
Net change in commercial paper	94	—
Additions to debt (original maturities greater than three months)	735	1,202
Debt issuance costs	(3)	—
Payments on debt (original maturities greater than three months)	(659)	(1,647)
Proceeds from exercise of employee stock options	10	1
Excess tax benefits from stock-based payment arrangements	1	—
Dividends paid to shareholders	(66)	(66)
Distributions to noncontrolling interests	(70)	(27)
Contributions from noncontrolling interests	110	12

CASH PROVIDED FROM (USED FOR) FINANCING ACTIVITIES	196	(521)

INVESTING ACTIVITIES
Capital expenditures	(561)	(521)
Proceeds from the sale of assets and businesses	13	5
Additions to investments	(187)	(159)
Sales of investments	11	—
Net change in restricted cash	6	105
Other	14	9

CASH USED FOR INVESTING ACTIVITIES	(704)	(561)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(20)	(21)

Net change in cash and cash equivalents	(227)	(659)
Cash and cash equivalents at beginning of year	1,939	1,861

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,712	$1,202

Alcoa and subsidiaries

Segment Information (unaudited)

(dollars in millions, except realized prices; production and shipments in thousands of metric tons [kmt])

	1Q12	2Q12	3Q12	4Q12	2012	1Q13	2Q13
Alumina:
Alumina production (kmt)	4,153	4,033	4,077	4,079	16,342	3,994	4,161
Third-party alumina shipments (kmt)	2,293	2,194	2,368	2,440	9,295	2,457	2,328
Third-party sales	$775	$750	$764	$803	$3,092	$826	$822
Intersegment sales	$617	$576	$575	$542	$2,310	$595	$581
Equity income (loss)	$1	$1	$2	$1	$5	$1	$(1)
Depreciation, depletion, and amortization	$114	$114	$120	$107	$455	$109	$115
Income taxes	$(1)	$(6)	$(22)	$2	$(27)	$14	$14
After-tax operating income (ATOI)	$35	$23	$(9)	$41	$90	$58	$64

Primary Metals:
Aluminum production (kmt)	951	941	938	912	3,742	891	896
Third-party aluminum shipments (kmt)	771	749	768	768	3,056	705	693
Alcoa’s average realized price per metric ton of aluminum	$2,433	$2,329	$2,222	$2,325	2,327	$2,398	$2,237
Third-party sales	$1,944	$1,804	$1,794	$1,890	7,432	$1,758	$1,620
Intersegment sales	$761	$782	$691	$643	2,877	$727	$677
Equity loss	$(2)	$(9)	$(5)	$(11)	(27)	$(9)	$(7)
Depreciation, depletion, and amortization	$135	$133	$130	$134	532	$135	$132
Income taxes	$(13)	$(19)	$(19)	$157	106	$1	$(25)
ATOI	$10	$(3)	$(14)	$316	309	$39	$(32)

Global Rolled Products:
Third-party aluminum shipments (kmt)	452	484	483	448	1,867	450	502
Third-party sales	$1,845	$1,913	$1,849	$1,771	$7,378	$1,779	$1,877
Intersegment sales	$44	$44	$42	$33	$163	$51	$43
Equity loss	$(1)	$(2)	$(1)	$(2)	$(6)	$(4)	$(2)
Depreciation, depletion, and amortization	$57	$57	$57	$58	$229	$57	$55
Income taxes*	$51	$34	$39	$35	$159	$39	$32
ATOI*	$102	$78	$89	$77	$346	$81	$79

Engineered Products and Solutions:
Third-party aluminum shipments (kmt)	58	59	53	52	222	55	58
Third-party sales	$1,390	$1,420	$1,367	$1,348	$5,525	$1,423	$1,468
Depreciation, depletion, and amortization	$40	$39	$39	$40	$158	$40	$39
Income taxes*	$73	$76	$77	$71	$297	$84	$94
ATOI*	$157	$157	$158	$140	$612	$173	$193

Reconciliation of ATOI to consolidated net income (loss) attributable to Alcoa:
Total segment ATOI*	$304	$255	$224	$574	$1,357	$351	$304
Unallocated amounts (net of tax):
Impact of LIFO	—	19	(7)	8	20	(2)	5
Interest expense	(80)	(80)	(81)	(78)	(319)	(75)	(76)
Noncontrolling interests	(5)	17	32	(15)	29	(21)	29
Corporate expense	(64)	(69)	(62)	(87)	(282)	(67)	(71)
Restructuring and other charges	(7)	(10)	(2)	(56)	(75)	(5)	(211)
Other*	(54)	(134)	(247)	(104)	(539)	(32)	(99)

Consolidated net income (loss) attributable to Alcoa	$94	$(2)	$(143)	$242	$191	$149	$(119)

The difference between certain segment totals and consolidated amounts is in Corporate.

*	On January 1, 2013, management revised the inventory-costing method used by certain locations within the Global Rolled products and Engineered Products and Solutions segments, which affects the determination of the respective segment’s profitability measure, ATOI. Management made the change in order to improve internal consistency and enhance industry comparability. This revision does not impact the consolidated results of Alcoa. Segment information for all prior periods presented was revised to reflect this change.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited)

(dollars in millions)

	Quarter ended
Adjusted EBITDA Margin	June 30, 2012	March 31, 2013	June 30, 2013
Net (loss) income attributable to Alcoa	$(2)	$149	$(119)

Add:
Net (loss) income attributable to noncontrolling interests	(17)	21	(29)
Provision for income taxes	13	64	21
Other expenses (income), net	22	(27)	19
Interest expense	123	115	118
Restructuring and other charges	15	7	244
Provision for depreciation, depletion, and amortization	363	361	362

Adjusted EBITDA	$517	$690	$616

Sales	$5,963	$5,833	$5,849
Adjusted EBITDA Margin	8.7%	ll,8%	10.5%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Free Cash Flow

	Quarter ended
	June 30, 2012	March 31, 2013	June 30, 2013
Cash from operations	$537	$(70)	$514
Capital expenditures	(291)	(235)	(286)

Free cash flow	$246	$(305)	$228

Free Cash Flow is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews cash flows generated from operations after taking into consideration capital expenditures due to the fact that these expenditures are considered necessary to maintain and expand Alcoa’s asset base and are expected to generate future cash flows from operations. It is important to note that Free Cash Flow does not represent the residual cash flow available for discretionary expenditures since other non-discretionary expenditures, such as mandatory debt service requirements, are not deducted from the measure.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per-share amounts)

Adjusted Income	(Loss) Income			Diluted EPS
	Quarter ended			Quarter ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2012	March 31, 2013	June 30, 2013
Net (loss) income attributable to Alcoa	$(2)	$149	$(119)	$—	$0.13	$(0.11)
Restructuring and other charges	10	5	170
Discrete tax items*	10	(19)	11
Other special items**	43	(14)	14

Net income attributable to Alcoa – as adjusted	$61	$121	$76	0.06	0.11	0.07

Net income attributable to Alcoa – as adjusted is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management reviews the operating results of Alcoa excluding the impacts of restructuring and other charges, discrete tax items, and other special items (collectively, “special items”). There can be no assurances that additional special items will not occur in future periods. To compensate for this limitation, management believes that it is appropriate to consider both Net (loss) income attributable to Alcoa determined under GAAP as well as Net income attributable to Alcoa – as adjusted.

*	Discrete tax items include the following:

•

for the quarter ended June 30, 2013, a charge related to prior year taxes in Spain and Australia ($10), a benefit for a tax rate change in Jamaica ($2), and a net charge for other miscellaneous items ($3);

•

for the quarter ended March 31, 2013, a benefit related to the reinstatement under the American Taxpayer Relief Act of 2012 of two tax provisions that will be applied in 2013 to Alcoa’s U.S. income tax return for calendar year 2012 ($19); and

•	for the quarter ended June 30, 2012, a charge related to prior year U.S. taxes on certain depletable assets ($8) and a net charge for other miscellaneous items ($2).

**	Other special items include the following:

•

for the quarter ended June 30, 2013, a net unfavorable change in certain mark-to-market energy derivative contracts ($9) and the write off of inventory related to the permanent closure of two potlines at a smelter in Canada and a smelter in ltaly;

•

for the quarter ended March 31, 2013, a net favorabl e change in certain mark-to-market energy derivative contracts ($9) and a net insurance recovery related to the March 2012 cast house fire at the Massena, NY location ($5); and

•

for the quarter ended June 30, 2012, a litigation reserve ($18), uninsured losses related to fire damage to the cast house at the Massena, NY location ($12), and a net increase in the environmental reserve related to the Grasse River remediation in Massena, NY and remediation at two former locations, East St. Louis, IL and Sherwin, TX ($13).

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions)

Days Working Capital

	Quarter ended
	June 30, 2012	March 31, 2013	June 30, 2013
Receivables from customers, less allowances	$1,575	$1,680	$1,354
Add: Deferred purchase price receivable*	141	15	377

Receivables from customers, less allowances, as adjusted	1,716	1,695	1,731
Add: Inventories	3,051	2,982	2,905
Less: Accounts payable, trade	2,633	2,860	2,920

Working Capital	$2,134	$1,817	$1,716

Sales	$5,963	$5,833	$5,849

Days Working Capital	33	28	27

Days Working Capital = Working Capital divided by (Sales/number of days in the quarter)

*	The deferred purchase price receivable relates to an arrangement to sell certain customer receivables to a financial institution on a recurring basis. Alcoa is adding back this receivable for the purposes of the Days Working Capital calculation.

Net Debt-to-Capital

	June 30, 2013
	Debt-to- Capital	Cash and Cash Equivalents	Net Debt-to- Capital
Total Debt
Short-term borrowings	$55
Commercial paper	—
Long-term debt due within one year	604
Long-term debt, less amount due within one year	7,700

Numerator	$8,359	$1,202	$7,157

Total Capital
Total debt	$8,359

Total equity	15,858

Denominator	$24,217	$1,202	$23,015

Ratio	34.5%		31.1%

Net debt-to-capital is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because management assesses Alcoa’s leverage position after factoring in available cash that could be used to repay outstanding debt.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Alumina				Primary Metals
Adjusted EBITDA	Quarter ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013
After-tax operating income (ATOI)	$23	$58	$64	$(3)	$(14)	$316	$39	$(32)

Add:
Depreciation, depletion, and amortization	114	109	115	133	130	134	135	132
Equity (income) loss	(1)	(1)	1	9	5	11	9	7
Income taxes	(6)	14	14	(19)	(19)	157	1	(25)
Other	(3)	(3)	—	(1)	2	(423)	(1)	(3)

Adjusted EBITDA	$127	$177	$194	$119	$104	$195	$183	$79

Production (thousand metric tons) (kmt)	4,033	3,994	4,161	941	938	912	891	896

Adjusted EBITDA / Production ($ per metric ton)	$31	$44	$47	$126	$111	$214	$205	$88

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization, Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure. Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

Alcoa and subsidiaries

Calculation of Financial Measures (unaudited), continued

(dollars in millions, except per metric ton amounts)

Segment Measures	Global Rolled Products*			Engineered Products and Solutions*
Adjusted EBITDA	Quarter ended
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2012	March 31, 2013	June 30, 2013
After-tax operating income (ATOI)	$78	$81	$79	$157	$173	$193

Add:
Depreciation, depletion, and amortization	57	57	55	39	40	39

Equity loss	2	4	2	—	—		—
Income taxes	34	39	32	76	84		94
Other	1	(1)	—	—	—		—

Adjusted EBITDA	$172	$180	$168	$272	$297		$326

Total shipments (thousand metric tons) (kmt)	505	468	521
Adjusted EBITDA/Total shipments ($ per metric ton)	$341	$385	$322
Third-party sales				$1,420	$1,423		$1,468
Adjusted EBITDA Margin				19%	2l	%	22%

Alcoa’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. The Other line in the table above includes gains/losses on asset sales and other nonoperating items. Adjusted EBITDA is a non-GAAP financial measure, Management believes that this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

*	On January 1, 2013, management revised the inventory-costing method used by certain locations within the Global Rolled Products and Engineered Products and Solutions segments, which affects the determination of the respective segment’s profitability measure, ATOI. Management made the change in order to improve internal consistency and enhance industry comparability. This revision does not impact the consolidated results of Alcoa. Segment information for all prior periods presented was revised to reflect this change.

Alumina Limited

Market Data on Commodity Prices and Foreign Exchange Rates

9 July 2013

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts.

LME aluminium prices (3 month)

AWAC’s 3rd party SGA shipments linked to LME aluminium to average ~47% in 2013

3-month LME aluminium Average 3-month LME aluminium (US$/t)

2,500

2,601 2,577

2Q13^

2,300

2,391

2,318 $

/t

US2,100 2,191

2,142 2Q13^

2,045

1,982 1,959

1,900

1,860

1,700

01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13

(

May/Jul) (May/Jul)

(Nov/Jan) (Feb/Apr) (Nov/Jan) (Feb/Apr) (Nov/Jan)

(Aug/Oct) (Aug/Oct)

(May/Ju

n)

^ Pricing relevant to AWAC 2Q sales due to 2-month lag 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 3Q13

Source: Thomson Reuters, July 2013

3

Commodity and FX prices in this slide pack are based on published market prices and may not equate  to actual pricing under AWAC contracts

LME aluminium vs. spot alumina

Spot based alumina prices have been less volatile than the LME aluminium price

Indexed 120

115 110 105 100 95 90

85

01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13 Platts alumina ? FOB Australia prices 3 month LME Aluminium

Source: Alumina: Platts July 2013. LME Aluminium: Thomson Reuters July 2013.

4

Commodity and FX prices in this slide pack are based on  published market prices and may not equate to actual pricing under AWAC contracts

Platts alumina spot index & implied LME linkage

AWAC’s 3rd party SGA shipments linked to spot or index to average ~53% in 2013

Implied linkage has risen

$375 2Q13^ 20% $350 19%

$325 18%

$ /t $300 17% US $275 16%

$250 15%

$225 14%

$200 13%

01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13

Platts FOB Australia price (LHS) Spot implied linkage to 3-month LME aluminium (RHS)

^ Alumina spot index pricing relevant to AWAC 2Q sales due to lag

Source: Platts and Thomson Reuters, July 2013 5

Commodity and FX prices in this slide pack are based on published market prices and may not equate  to actual pricing under AWAC contracts

LME aluminium (spot) and regional premiums

Weaker Aluminium price partly offset by regional premiums

ALUMINA LIMITED

LME aluminium spot



2,400
2,300
2,200
2,100
2,000
1,900
1,800
1,700
US$/t
2Q13^
01-Jan-12
01-Apr-12
01-Jul-12
01-Oct-12
01-Jan-13
01-Apr-13
30-Jun-13

^ Pricing relevant to AWAC 2Q sales due to lag

Aluminium Japan regional premium*



300
250
200
150
100
US$/t
2Q13^
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13f

* Japan Merchant Spot Premium – Ingot, CIF, Western.
Note: Aluminium regional premium impacts AWAC smelter revenue

Source: Thomson Reuters July 2013 (LHS) & CRU April 2013 (RHS)

Commodity and FX prices in this slide pack are based on published market prices and may not equate to actual pricing under AWAC contracts

6

Foreign Exchange

AWAC’s largest exposure is to A$

A$/U

S$*

1.10

2Q13

Refinery Nameplate Capacity

1.05

1.00

Spain 0.95

9% 0.90

Brazil 01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13

8%

Jamaica Euro/US$*

5% 1.45

2Q13

Australia

Suriname 52% 1.35 13%

1.25

USA 1.15

13% 01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13

Brazilian Real/US

$*

0.60

2Q13

0.50

0.40

01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13

*Source: Thomson Reuters, July 2013

7

Commodity and FX prices in this slide pack are based on  published market prices and may not equate to actual pricing under AWAC contracts

Energy

Energy costs represent around a quarter of AWAC’s alumina production costs

$130¡?AWAC refineries using oil:

/bbl)* ? Spain $ (US $115 ? Suriname

? Jamaica

Crude $100 Note: Brent Crude as indicative

Brent

proxy f

or oil based refineries

$85

01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13

$4.50

¡?Point C

omfort refinery on Henry Hub G

as

/MMBtu)* $3.50 (US $

$2.50

Hub

Henry

$1.50

01?Jan?12 01?Apr?12 01?Jul?12 01?Oct?12 01?Jan?13 01?Apr?13 30?Jun?13

*	Source: Thomson Reuters, July 2013
8

Commodity and FX prices in this slide pack are based on  published market prices and may not equate to actual pricing under AWAC contracts

Caustic Soda

AWAC sources caustic soda from multiple markets, including North-East Asia

Caustic Soda FOB North-East Asia

$500

$450

$ /t) $400 (US Soda:

$350

Caustic $300

$250

31?Jan?12 30?Apr?12 31?Jul?12 31?Oct?12 31?Jan?13 30?Apr?13 30?Jun?13

AWAC inventory reflects 3-6 month price lag

Source: Platts, July 2013

9

Commodity and FX prices in this slide pack are based on  published market prices and may not equate to actual pricing under AWAC contracts